DD 11/28/14

14041958

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2014
REGISTRATIONS BRANCH
17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 09/30/2014 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Samuel A. Ramirez & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway, Suite 2924
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John V. Kick (212) 248-0533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP
(Name – *if individual, state last, first, middle name*)

685 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 12/1/14

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Co., Inc., as of September 30th, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

JOHN V. KICK
NOTARY PUBLIC, State of New York
No. 01KI5082350
Qualified In Orange County
Commission Expires July 21, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

ASSETS

Cash	$	231,734
Deposits with clearing agents		250,000
Due from clearing agents		5,106,200
Receivables from brokers, dealers and counterparties		2,879,135
Marketable securities owned, at market value		37,417,600
Due from affiliates		3,564,875
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,460,308		515,619
Prepaid income taxes		35,016
Other assets		2,301,100
Deferred income taxes		294,900
	$	52,596,179

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securites sold, not yet purchased at market value	$	18,677,703
Accrued expenses and other liabilities		13,021,106
Payables to brokers, dealers and counterparties		5,636
Total Liabilities		31,704,445
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		2,730,275
Retained earnings		18,159,041
Total Stockholder's Equity		20,891,734
	$	52,596,179

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

Manhattan
Long Island
Westchester
Cayman Islands

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Samuel A. Ramirez & Company, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report pursuant to Rule 17a-5, 17 C.F.R. §240.17a-5 under the Securities Exchange Act of 1934, in which (1) Samuel A. Ramirez & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Samuel A. Ramirez & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Samuel A. Ramirez & Company, Inc. stated that Samuel A. Ramirez & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Samuel A. Ramirez & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Samuel A. Ramirez & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marks Paneth LLP

New York, NY
November 24, 2014

RAMIREZ
Established 1971

Management's Exemption Report pursuant to Rule 17a-5, 17C.F.R. §240.17a-5 of the Securities and Exchange Act of 1934

To the best of our knowledge and belief, Samuel A Ramirez & Co., Inc. is exempt from the provisions of 17 C.F.R. §240.15c3-3 of the Securities and Exchange Act of 1934 as it met provisions of paragraph (k)(2)(ii) of Rule 15c3-3 throughout the fiscal year ended September 30, 2014 without exceptions.

Signed by: [signature]
President / CEO

Date: 11/24/14